Exhibit 21

Name of Entity	Jurisdiction of Incorporation or Organization
ZamZuu, Inc.	Delaware
Your Travel Biz Worldwide, Inc.	Illinois
YourTravelBiz.com Canada, ULC	Canada

YTB Travel Network, Inc.	Delaware
YTB Travel Network of Illinois, Inc. (doing business	Illinois
as YTB Travel and Cruises)
YTB Worldwide Travel, Inc.	Illinois
YTB Travel Network of Canada, ULC (operating	Canada
as Sunrise Travel)
YTB Tours, Inc.	Delaware